UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAGELLAN HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559079207

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559079207	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,289,081
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,289,081

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 559079207	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,289,081
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,289,081

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 559079207	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,289,081
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,289,081

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 559079207	SCHEDULE 13D	Page 5 of 9

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,289,081
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,289,081

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,081
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on February 8, 2021, (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	source and amount of funds or other consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 21,074 Shares reported herein on behalf of Systematic Master Fund have come directly from the assets of the Systematic Master Fund, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $1,963,134 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the 13D with the SEC on February 8, 2021, the Reporting Persons sold 105,635 Shares between March 25, 2021 and April 23, 2021 reported herein which consists of 81,700 Shares sold for the benefit of Constellation Fund and 23,935 Shares sold for the benefit of Systematic Master Fund.

The 231 Shares reported herein that were sold short were executed on behalf of certain clients of Magnetar Financial in another strategy unrelated to risk arbitrage.

The 5,317 Shares reported herein were acquired in the ordinary course of business on behalf of certain clients of Magnetar Financial in another strategy unrelated to risk arbitrage to cover its short positions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a)            As of the close of business April 23, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,289,081 Shares, which consisted of (i) 555,796 Shares held for the benefit of PRA Master Fund, (ii) 600,863 Shares held for the benefit of Constellation Fund; and (iii) 132,422 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 4.96% of the Shares.

(b)            As of the close of business April 23, 2021, each of the Reporting Persons may have been deemed to have the power to vote and direct the disposition of 1,289,081 Shares, which consisted of (i) 555,796 Shares held for the benefit of PRA Master Fund, (ii) 600,863 Shares held for the benefit of Constellation Fund; and (iii) 132,422 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 4.96% of the Shares.

(c)            Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

(d)            Each of the Reporting Person ceased to have beneficial ownership greater than 5% of the Shares on April 23, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2021

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
3/3/2021	6,774	92.97343	(3)
3/4/2021	14,300	93.23956	(4)
3/24/2021	5,317	93.47960	(5)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $92.973435 per share, at prices ranging from $92.79 to $93.17 per share.

(4) Reflects a weighted average purchase price of $93.23956 per share, at prices ranging from $92.885 to $93.575 per share.

(5) Reflects a weighted average purchase price of $93.47960 per share, at prices ranging from $93.40 to $93.53 per share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
2/26/2021	122	93.20078	(3)
3/2/2021	109	92.98165	(4)
3/25/2021	5,000	93.54767	(5)
3/26/2021	5,000	93.88238	(6)
3/29/2021	3,400	93.53773	(7)
3/30/2021	3,500	93.45746	(8)
3/31/2021	3,535	93.54948	(9)
4/16/2021	1,600	94.14078	(10)
4/19/2021	16,800	94.02001	(11)
4/20/2021	15,200	93.97384	(12)
4/21/2021	17,700	93.96496	(13)
4/22/2021	16,600	94.01163	(14)
4/23/2021	17,300	94.18329	(15)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $93.20078 per share, at prices ranging from $92.64 to $93.55 per share.

(4) Reflects a weighted average sale price of $92.98165 per share, at prices ranging from $92.74 to $93.22 per share.

(5) Reflects a weighted average sale price of $93.54767 per share, at prices ranging from $93.33 to $93.775 per share.

(6) Reflects a weighted average sale price of $93.88238 per share, at prices ranging from $93.73 to $94.13 per share.

(7) Reflects a weighted average sale price of $93.53773 per share, at prices ranging from $93.38 to $93.92 per share.

(8) Reflects a weighted average sale price of $93.45746 per share, at prices ranging from $93.41 to $93.51 per share.

(9) Reflects a weighted average sale price of $93.54948 per share, at prices ranging from $93.24 to $94.03 per share.

(10) Reflects a weighted average sale price of $94.14078 per share, at prices ranging from $94.05 to $94.38 per share.

(11) Reflects a weighted average sale price of $94.02001 per share, at prices ranging from $93.79 to $94.22 per share.

(12) Reflects a weighted average sale price of $93.97384 per share, at prices ranging from $93.8576 to $94.13 per share.

(13) Reflects a weighted average sale price of $93.96496 per share, at prices ranging from $93.825 to $94.159 per share.

(14) Reflects a weighted average sale price of $94.01163 per share, at prices ranging from $93.92 to $94.2041 per share.

(15) Reflects a weighted average sale price of $94.18329 per share, at prices ranging from $93.95 to $94.45 per share.